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REGISTERED FOREIGN LAWYERS Z. JULIE GAO (CALIFORNIA) BRADLEY A. KLEIN (ILLINOIS)

September 12, 2017

Dietrich King

Jessica Livingston

Gus Rodriguez

Marc Thomas

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U. S. A.

Re:	PPDAI Group Inc.

Amendment No. 4 to Draft Registration Statement on Form F-1

Submitted August 2, 2017

CIK No. 0001691445

Dear Mr. King, Ms. Livingston, Mr. Rodriguez and Mr. Thomas:

On behalf of our client, PPDAI Group Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments

Securities and Exchange Commission

September 12, 2017

contained in the Staff’s letter dated August 28, 2017. Concurrently with the submission of this letter, the Company is submitting a revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act.

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the draft registration statement confidentially submitted to the Commission on August 2, 2017.

The Company respectfully advises the Staff that it plans to publicly file the registration statement on Form F-1 promptly after substantially addressing all the comments from the Staff, and would greatly appreciate the Staff’s continuing support and assistance.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to addressing the comments contained in the Staff’s letter dated August 28, 2017, the Company has updated the Revised Draft Registration Statement to include the Company’s unaudited interim financial statements and operating data for the six months ended June 30, 2016 and 2017 and as of June 30, 2017.

Prospectus Summary

The Offering, page 11

1.	Please disclose here the existence of your dual-class share structure and the different voting and conversion rights associated with the classes.

In response to the Staff’s comment, the Company has disclosed its proposed post-IPO dual-class structure as well as the different voting and conversion rights associated with the classes on pages 11 and 12 of the Revised Draft Registration Statement.

Securities and Exchange Commission

September 12, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Judgments and Estimates

Quality Assurance Fund, page 104

2.	We note your response to prior comment 15 that the illustrative example of a guarantor’s offsetting entries at ASC 460-10-55-23 supports your initial recognition of a receivable related to the quality assurance fund guarantee. Please tell us your basis for subsequently accounting for the asset at amortized cost on day 2.

The Company respectfully advises the Staff that ASC 460 does not prescribe the subsequent measurement of the receivable recorded as an offsetting entry to the guarantee liability. When analyzing the subsequent accounting for the quality assurance fund (“QAF”) receivable, the Company considered the following:

•	The financial asset recorded by the Company on Day 1 represents a contractual right to receive cash in exchange for providing the guarantee. The Company further considered that the financial asset does not meet the definition of a security pursuant to Subtopic 320-10, and is not a derivative that would be subject to Subtopic 815-10. Therefore, the Company does not believe that fair value accounting would be required for this financial asset.

•	As prescribed in ASC 825-10-15-4, the Company has the option to elect the fair value option and record the financial asset at fair value. However, the Company notes that this is not mandatory. The Company did not elect to fair value the QAF receivable.

•	The Company’s contractual right to receive the QAF stems from its ordinary business activities. Additionally, the Company does not intend to sell or otherwise transfer these receivables. Rather, the Company intends to hold the receivable to collect the contractual cash flows to which it is entitled. As such, the Company views these receivables akin to a general trade receivable. Alternatively, if one were to view these as a security, the Company believes the most appropriate analogy would be to a held-to-maturity security. Held-to-maturity debt securities are recorded at amortized cost pursuant to ASC 320-10-35-1.

As such, the Company believes it is appropriate to account for the QAF receivable at amortized cost on Day 2.

Securities and Exchange Commission

September 12, 2017

3.	We note from the journal entities provided in Appendix I of the response filed on June 28, 2017. Please tell us your basis for recognizing the cash collections on the receivable in excess of the fair value at initial recognition in the same line item as the changes in the guarantee liability, i.e. gain from quality assurance fund. Further, please tell us how the Company has considered the guidance in Subtopic 835-30, specifically ASC 835-30-45-1A through 45-3, which generally requires accretion of a discount on an asset to be recognized as interest income.

The Company respectfully advises the Staff that given the average tenure of loans facilitated on the platform is approximately nine months, the impact of the time value of money is not material on the Day 1 fair value of the receivable. Further, the Company is entitled to the full amount of contractual cash flows even in the event of a prepayment of the underlying loan. Therefore, prepayment risk does not have any impact on the Day 1 fair value of the receivable. As a result, the discount recorded on Day 1 is driven primarily by the credit risk of the underlying borrowers. As such, the QAF receivable at initial recognition represents the cash flows expected to be collected.

The Company notes that QAF contributions received from borrowers are required to be deposited into the QAF to cover quality assurance fund liabilities to the extend there are funds available in the QAF fund. Therefore, gains on the QAF receivable (i.e., cash collections are in excess of the fair value at initial recognition) or losses on the QAF receivable (i.e., the fair value at initial recognition is in excess of the cash collections or if the carrying amount of the QAF receivable exceeds the expected collections) would impact the amount of funds available to satisfy the QAF payable. As the QAF receivable and payable are both impacted by the same underlying risk (i.e. the credit risk of the borrower), the Company believes it is appropriate to recognize the difference between the cash collections of the QAF receivable and the fair value at initial recognition in the “gain from quality assurance fund” line item within “other income’” in its consolidated statements of comprehensive income/(loss).

Furthermore, as mentioned above, since the average tenure of loans facilitated through the platform is nine months, the Company believes the discount related to time value is immaterial. The Company considered this is similar to the guidance in ASC 835-30-15-3a, which provides for an exception to imputing interest for those receivables and payables arising from transactions with customers or suppliers in the normal course of business which are due in customary trade terms not exceeding approximately one year.

Securities and Exchange Commission

September 12, 2017

The Company considered the following guidance to determine how to amortize the difference between the cash collections and the fair value at initial recognition:

•	ASC 835-30-45—which requires the premium/discount to be recognized using the effective yield method

•	ASC 310-20-35—which also requires the premium/discount to be recognized using effective yield method.

•	ASC 310-30—which requires the premium/discount to be recognized based on a calculation of an accretable yield, which is based on expected cash flows.

Noting that since prepayments do not impact the collectability of the receivable, the Company believes consideration of ASC 325-40 is not necessary.

The Company determined that none of the methods above provided more useful information to investors than the approach currently applied by the Company as the Day 1 fair value represents the amount the Company expects to collect. However, the Company considered its approach as compared to that required under ASC 310-30. In terms of responding to decreases in expected cash flows, the current approach is consistent with ASC 310-30, as both would require impairments when cash flow expectations deteriorate. In terms of responding to increases in expected cash flows, applying ASC 310-30 would require the Company to update its expectation and potentially increase yield recognition. Given the short term nature of these loans, the Company does not believe that there would be a material difference as compared to the Company’s approach, which is to wait until the end of the loan’s life to recognize the gain.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting policies, page F-10

(j) Fair Value Measurement, page F-16

4.	We note in your disclosures on page F-18 and from your response to prior comment 18 that management uses Company-specific assumptions (e.g., expected default rate based on historical data and discount rate based on standard loans covered by the quality assurance fund) in its determination of the fair value for the financial guarantee derivatives related to the reserve fund. Please tell us why these company-specific assumptions represent those of a market participant per ASC 820-10-35-9.

Securities and Exchange Commission

September 12, 2017

The Company respectfully advises the Staff that when determining the appropriate assumptions used in the discounted cash flow model, the Company considers the following factors:

Expected default rate

The Company develops the expected default rate by using loan data for each loan product and each of its Magic Mirror scores, as borrowers of different loan products or Magic Mirror scores may have different default patterns. The Company notices that other industry players (i.e., other online consumer finance marketplaces) disclose their default data. However, since China’s credit infrastructure is at an early stage of development, there is no established credit standard in the market. As such, these industry players only disclose their default data based on their company-specific standards and business circumstances. Even though these industry players provide observable default data, the Company does not believe that this provides comparable information given there is no clarity or standardized practice for such company-specific credit rating methodologies. The Company does not believe the risk profile of the underlying loans of other online consumer finance marketplaces are comparable to those facilitated through the Company’s platform. Instead, the Company’s historical default rates provide the most relevant data points for the Company to develop future default rate expectations due to the following reasons:

•	A large amount of unrelated borrowers and investors participate in the Company’s platform. As the Company disclosed on page 110 of the Revised Draft Registration Statement, the transaction volume of the Company’s platform has grown over time, and the Company considers its platform a proven effective market for its specific risk profile;

•	The Company has been consistently applying its credit rating assessment methodology to determine the Magic Mirror score of borrowers. The Company intends to keep the consistency of the risk profile for each Magic Mirror score in the future; and

•	As disclosed on page 84 through 87 of the Revised Draft Registration Statement, the default experience has been relatively stable. Based on the retrospective review performed by the Company, it is most advantageous to use historical default experience to estimate future defaults. As such, the historical rate is the best predictor of actual expected cash flows.

Securities and Exchange Commission

September 12, 2017

Discount rate

As mentioned in its response to prior comment 18, the Company uses the interest rate of standard loans covered by the QAF to discount the cash flow; this is the required rate of return of the Company’s investors for a guaranteed investment. The Company believes such rate represents a risk free rate adjusted to reflect the Company’s non-performance risk.

When determining the discount rate, the Company considers the risk associated with the expected cash flow as it is required by the valuation principle in ASC 820-10-55-6c that the discount rate used should match the risk of the cash flow. The underperformance risks of investment programs include 1) the credit risk of the borrower (i.e., the non-performance risk of the borrowers) and 2) the Company’s non-performance risk. By applying the expected default rate to the contractual cash flow, the credit risk of the borrowers is already considered. Therefore, the Company determines that the discount rate used need only incorporate a risk free rate adjusted to reflect Company’s non-performance risk. The Company notes that there are observable market rates available. However, the observable market rates are not reflective of the specific risks associated with the Company. If investors’ funds do not get disbursed on time because of the Company’s non-performance, the investors will not be able to receive the expected return. Therefore, when an investor decides to invest on the Company’s platform, they would require a return that contemplates a combination of the market rate of return and an extra rate of return adjusted for the risk of non-performance of the Company. Among all the products that the Company offers to its investors, the Company believes that the interest rates of standard loans covered by the QAF reflects a risk free rate adjusted to reflect the Company’s non-performance risk due to the following reasons:

•	This is the interest rate received by the investors on a guaranteed investment therefore the non-performance risk of the borrowers are excluded;

•	This interest rate includes the element of non-performance risk of the Company; and

•	This interest rate is also a market representative rate for willing investors as demonstrated through the large amount of loans facilitated on the Company’s platform.

As such, the Company believes the expected default rate and discount rate used in its valuation technique are consistent with those a market participant would use to determine the fair value of similar derivative with similar risk profile.

Securities and Exchange Commission

September 12, 2017

5.	We note your response to comment 29 in our prior letter dated June 20, 2017, that the fair value of the investment program is zero at its inception. We also note your disclosure on page F-18 that you use a discounted cash flow model to value these financial guarantee derivatives at inception and subsequent valuation dates. Please address the following:

•	Clarify whether you perform a fair value measurement at initial recognition using the valuation technique and assumptions described in your footnote or do you assume that the fair value is zero at initial recognition based on the third party transaction amount. If you perform a fair value calculation at initial recognition using your fair value measurement technique, clarify whether the amount calculated is zero or another amount.

The Company originally assumed the fair value was zero at initial recognition, given this represents a market transaction between willing participants. As noted by the guidance in ASC 820-10-30-3, in many cases, the transaction price will equal the fair value.

However, immediately after the initial recognition (Day 2), the Company performed a fair value analysis using a discounted cash flow model (as described on page F-18 of the Revised Draft Registration Statement). Because the expected cash inflows, even after having considered defaults, is higher than the expected return to the investors, a gain was recorded.

After considering the Staff’s comments and revisiting ASC 820, including its consideration related to the guidance in ASC 820-10-30-3A below, the Company believes this gain is present on Day 1 and therefore better characterized as a Day 1 gain pursuant ASC 820-10-30-6. In other words, while the transaction is a market based transaction, the Company does not believe the fair value of the guarantee derivative is zero at inception. The Company has revised the disclosure on page 115 of the Revised Draft Registration Statement accordingly.

•	Tell us how you considered the guidance in ASC 820-10-30-3A when concluding that the derivative had a fair value of zero at initial recognition.

The Company respectfully advise the Staff to refer to the response in the below bullet for its consideration related to the guidance in ASC 820-10-30-3A.

Securities and Exchange Commission

September 12, 2017

•	Tell us how you calibrate the models/inputs of your valuation to the transaction price as required by ASC 820-10-35-24C.

As required by ASC 820-10-35-24C, the Company calibrates the valuation model used to measure fair value in subsequent periods to compare to the transaction price. After calibration, the Company determined that adjustment to the valuation technique was not necessary as it already reflects current market conditions. The valuation model reflects the Company’s best estimate of funds that will be contributed to the investor reserve fund (“IRF”). The result of the valuation after calibration results in the Day 1 gain discussed above. The Company determines it is able to arbitrate a premium that results in this Day 1 gain due to the following factors:

•	The Company considered the four conditions described within ASC 820-10-30-3A to determine if the fair value at initial recognition equals the transaction price and concluded that it does not fall into the conditions described in ASC 820-10-30-3A-a through ASC 820-10-30-3A-c. However, example 4d of ASC 820-10-30-3A illustrates an example where fair value at initial recognition does not equal the transaction price and the conditions in that example are very similar to the Company’s case. The Company believes that the principal market for the loan transactions is the market for small single loans. The investors who participate in the investment programs have no access to this principal market given they are small individual investors, and therefore must go through the investment programs to make an investment which provides a guaranteed rate of return through a highly diversified portfolio. The expected rate of return provided to the investors reflects a required return for market participants from an investor’s perspective (i.e., the investment return is comparable to other platforms). However, the investors on the platform do not have the same amount of information that the Company has in terms of the actual defaults, as they do not have access to the most advantageous market. Therefore, the Company is able to arbitrate a premium between the two markets.

•	The investors are able to achieve a guaranteed compounded return from investment programs as the IRF fund will be used to make up for the shortfall should the investment program fail to reinvest in loans with a return that is higher than the expected rate of return of the investment program (i.e. the Company uses the funds available in the IRF to guarantee the performance of the reinvestment of the investment program). The investors receive a lower effective return when investing in single loans without reinvesting. If the investors choose to reinvest themselves, the return of reinvestment is not guaranteed as the return is affected by the interest rate movements which could be volatile.

Securities and Exchange Commission

September 12, 2017

•	Although the average investment amount for investors who participate in the investment programs is generally very small, their investment will be more diversified when they invest in the Company’s platform; their investments will be divided into many different loans at the smallest denomination value (e.g. RMB0.01) in each of the loans they invested.

6.	We note from your response to comment 29 that the program is designed to out-perform the expected rate of return and that you generally do not expect a change in cash outflows unless the actual experience indicates otherwise. Given the life-to-date asset position of the derivative guarantee (and further to the extent the Company’s fair value methodology indicates there is a gain upon initial recognition), please tell us how you considered whether there are other elements of the transaction that should be accounted for (i.e. management or other services).

The Company respectfully advises the Staff that other than the factors mentioned in the Company’s response to Comment 5, it also considers the following factors when determining if there are other elements of the transaction as follows:

•	Legal separation: According to the loan agreement, the Company has the legal right to receive the transaction fee as revenue. The transaction fee paid by the borrowers is only determined based on their Magic Mirror score. The borrowers will not get a discount on their transaction fee if their loans are invested by the investment program on behalf of the investors. Based on the investment program agreement (i.e. Rainbow Program Service Agreement), the investors authorize the Company to set up the IRF to serve as an investor protection mechanism, which is separated from the Company’s own funds. The Company shall not use the IFR for any other purposes during the term of the investment program continues to exist. As such, the IRF contributions are legally distinct and different from the Company’s own funds (i.e., the Company is obligated to deposit the excess return of the investment programs into the IRF and such funds must be used for payout upon future underperformance of investment programs).

Securities and Exchange Commission

September 12, 2017

•	Contribution to IRF only for guaranteed returns: As mentioned above, the borrower pays the same transaction fee (i.e. the Company’s revenue) regardless of whether the loans are invested through different investment programs. The IRF contributions only represent a premium for a guaranteed return and not any consideration for other services provided by the Company. For example, an investor can be matched with borrowers and make investments using the Company’s automated investment tools without incurring any additional charges. The only additional benefit received by the investor in return for making this IRF contribution is a guaranteed return. Accordingly, the contribution made to the IRF only relates to a premium for the guaranteed return which is accounted for as a derivative.

•	Why more contributions are needed for the IRF: The Company believes a higher contribution to the IRF compared to the contribution to the QAF is appropriate as the Company has provided a guarantee for credit risk as well as the risk of underperformance under the IRF as explained in the second bullet under Comment 5 above. The QAF investment programs only provide a guarantee for credit risk.

•	Gain upon initial recognition is not a service: The Company charges a management service fee representing the “surplus gain” (as defined on page 110 of the Revised Draft Registration Statement) for the QAF investment programs. There is no “surplus gain” management service fee for the IRF but instead there is a 0.1% charge as management service fee. The Company believes the fees under these programs are not indicative of the effort or value of any investment management service. This is because investors do not receive any incremental benefit other than a guaranteed return as explained in the preceding bullet. The Company is able to retain the “surplus gain” as management service fee for the QAF investment programs only because less contribution is needed for the QAF. Even though there is a life-to-date asset position of the derivative guarantee, the Company does not believe this represents the value of the Company’s services that should be recorded as revenue. If there is significant adverse changes in the market, the Company will have a net liability position which results in a loss in income statement.

Based on these considerations, the Company does not believe there are any other elements of the contribution to the IRF not already identified that should be separately accounted for. Accordingly, the Company believes that the Day 1 gain as discussed in the response to comment 6 above should be entirely recognized in earnings pursuant to ASC 820-10-30-6.

Securities and Exchange Commission

September 12, 2017

7.	ASC 820-10-35-17 through 35-18A require consideration of nonperformance risk in fair value measurements. Please tell us how your fair value measurement technique for the financial guarantee derivatives includes consideration of nonperformance risk, including the risk that the reserve fund will be insufficient.

The Company respectfully advises the Staff that as discussed in the response to Comment 6, the IRF, historically, has been priced to be able to absorb any adverse changes in the market. In the extreme scenario that the balance of IRF is insufficient to cover the underperformance of the relevant investment programs, the pay out from the IRF is capped at the amount available in such fund. The Company believes that the risk of insufficient IRF balance is the risk of non-performance of the Company, which has already been considered in determining the discount rate used in the valuation technique. Please refer to the response to comment 4 for a detailed discussion on the determination of the discount rate, including how non-performance risk is considered.

Part II.

Item 8(a) Exhibits

Exhibit 99.2

8.	Please have Grandall Law Firm to expand paragraph C. (iv) of its opinion to state that statements made in the Registration Statement on PRC taxation constitute counsel’s opinion.

The Company respectfully advises the Staff that Grandall Law Firm has expanded paragraph C. (iv) of its opinion that the statement made under the caption “Regulation – Regulations Relating to Tax” and the caption “Taxation – People’s Republic of China Taxation” with respect to PRC tax laws and regulations constitute its legal opinion. The Exhibit 99.2 to the Revised Draft Registration Statement has been revised accordingly.

*        *        *

Securities and Exchange Commission

September 12, 2017

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Jimmy Leung, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86-21-2323-3355 or via email at jimmy.leung@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Jun Zhang, Chairman and Chief Executive Officer, PPDAI Group Inc.

Simon Tak Leung Ho, Chief Financial Officer, PPDAI Group Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Jimmy Leung, Partner, PricewaterhouseCoopers Zhong Tian LLP

Sean Fu, Partner, PricewaterhouseCoopers Zhong Tian LLP

Shuang Zhao, Esq., Partner, Cleary Gottlieb Steen & Hamilton LLP